SF 614                                  Page 1                       SAMPLE

                          CHILDREN TERM INSURANCE RIDER




This rider is part of Your policy. It is issued in consideration of the application and deduction from the Policy Value of the monthly cost of children term insurance benefits provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

DEFINITION

INSURED CHILD means:

1. Any child, stepchild or legally adopted child of the Insured named in the application for this rider who is less than 18 years of age on the date of the application for this rider; or

2. Any child of the Insured born after the date of the application for this rider; or

3. Any child less than 18 years of age legally adopted by the Insured after the date of the application for this rider.

A child will not be an Insured Child and will not be covered before attaining the age of 14 days or beyond this rider's protection period.

INSURANCE BENEFIT

We will pay this rider's beneficiary its insurance amount upon receipt of proof of an Insured Child's death. This rider's insurance amount is equal to the number of units of this rider included in Your policy, as shown on the current Data Pages, times $1,000.

     EXAMPLES:
     3 UNITS children term x $1,000 = $3,000 insurance amount for each Insured Child

     4.5 UNITS children term x $1,000 = $4,500 insurance amount for each Insured Child

PROTECTION PERIOD

This rider's protection period ends on the first of:

1.   Termination of this rider (see Termination provision below); or

2. As to any individual Insured Child, the policy anniversary next following the Insured Child's 25th birthday.

CHILDREN TERM COST OF INSURANCE RATES

We deduct the cost of insurance for the benefits provided by this rider on each Monthly Date. The cost is 1 multiplied by 2 where:

1.   Is the number of units; and

2.   Is the rate per unit shown on the current Data Pages.





BENEFICIARY

We will pay the rider's insurance amount to the beneficiary named in the application for this rider unless the beneficiary is changed at a later date.

OWNERSHIP

The owner of this rider is the same as the owner of the policy to which it is attached.

INCONTESTABILITY

We will not claim this rider is void or deny payment of its insurance amount after it has been in force for 2 years from its Effective Date. This time limit is not applicable to fraudulent misrepresentations.

SUICIDE

This rider's insurance amount will not be paid if the Insured Child dies by suicide, while sane or insane, within 2 years of its Effective Date. Instead, we will return all costs of children term insurance deducted for this rider. This amount will be paid to the beneficiary.

PAID-UP BENEFIT

If the Insured dies while Your policy and this rider are in force, this rider will become fully paid up. It will then continue in force during its protection period, as shown on the current Data Pages, unless surrendered. You may obtain the surrender value of this rider, when fully paid up, at any time by sending Us Notice. The surrender value will be the net single premium for the insurance at the respective Attained Age of each Insured Child based on the Commissioners 1980 Standard Ordinary Mortality Table, Table B for unisex, assuming:

1.   Interest at 4% a year;

2.   Immediate payment of claims; and

3.   Age determined on last birthday basis.

The surrender value within 30 days after a policy anniversary will not be less than the value on the anniversary.

EXCHANGE

Any insurance under this rider may be exchanged for a policy on the life of the Insured Child on the first of:

1.   The policy anniversary following the Insured Child's 25th birthday;

2.   The policy anniversary following the Insured's 65th birthday; or

3.   The death of the Insured.

No evidence of insurability is required provided:

1. We receive written application and payment of the first premium for the policy no earlier than 90 days before nor later than 31 days after the date exchange may be made as provided above; and

2. The Total Face Amount is not less than $1,000 per unit of this rider and is not more than $5,000 per unit of this rider.





This policy may be any form of life policy, except term, available under Our underwriting guidelines then in effect. Its premium rate will be at Our then published standard risk class rate for the policy based on the Insured Child's Attained Age. Its effective date will be the date of exchange. No insurance is provided until the insurance under this rider terminates.

The new policy may include waiver or accidental death riders with Our consent and upon payment of any additional cost We determine for the riders.

If an Insured Child dies within 31 days of the date on which exchange would have been allowed, We will pay a death benefit of $1,000 per unit of this rider.

REINSTATEMENT

This rider may be reinstated as part of Your policy if, in addition to all other policy conditions for reinstatement, You supply evidence which satisfies us that each proposed Insured Child is insurable under Our underwriting guidelines then if effect.

Upon reinstatement, if any child proposed for insurance does not meet the above conditions, this rider may still be reinstated as part of Your policy but only with an endorsement excluding such ineligible child from insurance coverage under this rider.

TERMINATION

This rider ends on the first of:

1.   Termination of Your policy;

2.   The policy anniversary following the Insured's 65th birthday; or

3. Our receipt of Your Notice to cancel it. The change will be effective on the Monthly Date on or next following the date We receive the request. We may require You to send Your policy to Our office to record the cancellation.









President and Chief Executive Officer